Exhibit 99.3

Final Form

West Virginia Constitutional Opinion

Appalachian Consumer Rate Relief Funding II LLC

[Closing date], 2026

To the Persons Listed on Schedule I

Re: Appalachian Consumer Rate Relief Funding II LLC

$1,688,600,000, Registration Nos. 333-299104 & 333-299104-01 Consumer Rate Relief Bonds

Ladies and Gentlemen:

We have acted as special West Virginia counsel to Appalachian Power Company, a Virginia corporation (APCo), and Appalachian Consumer Rate Relief Funding II LLC, a Delaware limited liability company (the Issuer), in connection with the issuance by the Issuer of the consumer rate relief bonds identified above (the Bonds). This letter addresses the West Virginia constitutional matters specified below in connection with the Bonds and the consumer rate relief property securing them. The holders of the Bonds are referred to as the Bondholders.

Transaction and statutory framework

The Public Service Commission of West Virginia (the Commission) issued its financing order on March 31, 2026, in Case No. 25-0310-E-PC, on the joint application of APCo and Wheeling Power Company, a West Virginia corporation (WPCo). That order was modified by the Commission’s July 21, 2026 order in Case Nos. 26-0469-E-ENEC and 25-0310-E-PC, which became final and non-appealable on August 20, 2026. Those orders, together with the applicable issuance advice letter and related implementation approvals identified in Schedule II, are referred to herein as the Financing Order. References to implementation approvals do not imply authority to amend the irrevocable rights created by a final financing order except as permitted by law.

West Virginia Code § 24-2-4h (the Securitization Law) authorizes the recovery through securitization of eligible costs approved by the Commission and related financing costs. The authorized categories of eligible costs are broader than expanded net energy costs alone. The Financing Order addresses, among other items, undepreciated generating plant balances, environmental investments, deferred storm expenses, expanded net energy under-recoveries and related financing costs.

The Financing Order provides for jointly owned consumer rate relief property and a coordinated collection and adjustment mechanism involving APCo and WPCo and their respective special-purpose issuers. The property addressed by this letter is APCo’s interest transferred to the Issuer under the Sale Agreement, including the associated rights to impose, charge, collect and receive consumer rate relief charges, obtain authorized adjustments, and receive revenues and proceeds (the CRR Property). The charges allocable to that interest are referred to as the CRR Charges. References to the CRR Property do not include WPCo’s separate interest transferred to its issuer or the property securing APCo’s 2013 bonds. The allocation of collections from customers of both utilities is governed by the Financing Order and the applicable servicing and intercreditor arrangements.

At the closing, APCo is selling the CRR Property to the Issuer pursuant to the Consumer Rate Relief Property Purchase and Sale Agreement and related bill of sale (the Sale Agreement). APCo and WPCo are undertaking the servicing functions allocated to them under the CRR Property Servicing Agreement (the Servicing Agreement). APCo is serving as administrator under the Administration Agreement. The Bonds

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are being issued under an indenture, including its Appendix A and the applicable series supplement (collectively, the Indenture), among the Issuer, U.S. Bank Trust Company, National Association, as indenture trustee (the Indenture Trustee), and U.S. Bank National Association, as securities intermediary. The Issuer is granting the Indenture Trustee a security interest in the CRR Property and other collateral for the benefit of the secured parties identified in the Indenture.

The Sale Agreement, Servicing Agreement, Administration Agreement, Indenture, applicable CRR Property Intercreditor Agreement and other applicable intercreditor arrangements, Issuer limited liability company agreement, and underwriting agreement are referred to collectively as the Transaction Documents, as identified in Schedule II. Capitalized terms not otherwise defined herein have the meanings specified in Appendix A to the Indenture. Our opinions address only the Issuer’s Bonds and related CRR Property, notwithstanding our consideration of the coordinated WPCo transaction.

Section 24-2-4h(s)(1) provides that the State pledges to and agrees with bondholders, assignees and financing parties under a final financing order that it will not take or permit action impairing the value of consumer rate relief property, revising authorized consumer rate relief costs, or, except as allowed under subsection (k), reducing, altering or impairing the charges imposed, charged, collected or remitted for their benefit. That commitment continues until principal, interest and redemption premium on the bonds, all financing costs and all amounts due under ancillary agreements have been paid or performed in full (the State Pledge). Subsection (s)(2) authorizes inclusion of the State Pledge in the bonds and related documentation. The foregoing is a summary; the statutory language controls.

Subsections (e)(7), (f) and (g) address creation, transfer, duration and irrevocability of the CRR Property and final financing order. Subsection (g)(3) provides that a final financing order is irrevocable and that the Commission may not impair, postpone or terminate the consumer rate relief charges authorized in a final financing order or impair the consumer rate relief property or the collection or recovery of consumer rate relief costs. In the Financing Order, the Commission recited the State Pledge, confirmed that the Financing Order is irrevocable, and itself pledged not to impair, postpone, terminate or otherwise adjust (other than through the adjustment mechanism approved in the Financing Order) the CRR Charges or to impair the CRR Property or the collection of the CRR Charges. The Commission further concluded that the adjustment mechanism and all other obligations of the State and the Commission set forth in the Financing Order are direct, explicit, irrevocable and unconditional upon issuance of the Bonds and are legally enforceable against the State and the Commission, and it undertook to act pursuant to the Financing Order to ensure that expected CRR Charges are sufficient to pay scheduled principal of and interest on the Bonds on a timely basis. See Financing Order, App. H, Proposed Conclusions of Law Nos. 20, 38 and 46 and Proposed Ordering Paragraph No. 54, adopted and incorporated by Financing Order, Conclusion of Law No. 2. Subsection (k) preserves formula-based true-up adjustments; subsections (l) and (n) address nonbypassability and successors; subsection (o) addresses security interests; and subsection (p) addresses sales and absolute transfers. The State Pledge does not freeze any particular charge level or eliminate adjustments permitted by subsection (k). Under subsection (q)(2), the Bonds are not debt of the State or its political subdivisions and do not pledge their faith, credit or taxing power. The State Pledge is not a State guarantee of payment of the Bonds.

Documents examined and assumptions

For purposes of delivering this letter, we have examined the Securitization Law, the enrolled enactment and legislative records identified below, the Financing Order and the final Transaction Documents identified in Schedule II; the registration statement on Form SF-1, and prospectus dated September 24, 2026 relating to the Bonds (the Registration Statement); and the certificates and other factual materials identified in Schedule II.

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We assume the authenticity of originals, conformity and authenticity of copies, genuineness of signatures, and legal capacity of natural persons. Except insofar as expressly addressed herein, we assume due organization, power, authorization, execution and delivery by each transaction party and the validity and enforceability of its contractual undertakings under applicable law. We do not assume the constitutionality of the Securitization Law, the existence or constitutional protection of the State Pledge, or any other legal conclusion expressly addressed by this letter.

We assume, based upon the closing materials, that the Bonds are issued for value in conformity with the final Financing Order and the Transaction Documents; the required transfers and pledge occur; the Issuer acquires the CRR Property; the Indenture Trustee holds a valid and perfected security interest for the Bondholders; and the required pricing, tariff and issuance procedures have been satisfied. These are premises for this constitutional opinion and are not separate opinions on true sale, attachment, perfection, priority, bankruptcy, corporate authority or compliance with issuance conditions. They must be supported by the appropriate closing documents and other opinions.

Factual reliance is limited to the identified certificates, representations and Commission findings, without treating a representation of a legal conclusion as proof of that conclusion. Our opinions do not depend on a hypothetical or undelivered opinion of Sidley Austin LLP. Sidley’s separate federal constitutional opinion is outside the scope of this letter. Federal decisions discussed below are considered as persuasive authority for West Virginia constitutional analysis; except for the federal jurisdictional limitation expressly identified below, we render no opinion on federal law.

“West Virginia Court” means a court of the State of West Virginia with jurisdiction over the particular claim and requested relief. References to a court do not assume standing, jurisdiction, a cause of action, or the availability of a particular remedy. “Impairment Action” means action by the State or its agencies, including the Commission, that violates or contravenes the State Pledge, including legislation and action by the Commission to rescind or amend the Financing Order. The term excludes an adjustment lawfully made under subsection (k) and the adjustment mechanism approved in the Financing Order.

Opinions

Based upon the foregoing, and subject to the discussion, assumptions and qualifications in this letter, we are of the following opinions as of the date hereof:

1. The State Pledge unambiguously indicates the State’s intent to be bound with the Bondholders. Upon issuance of the Bonds for value and consummation of the transactions described above, it constitutes a binding contractual relationship between the State and the Bondholders for purposes of Article III, § 4 of the West Virginia Constitution (the State Contract Clause).

2. A reviewing West Virginia Court would conclude that the State Pledge constitutes a contractual relationship which provides a basis for the Bondholders, or the Indenture Trustee acting on their behalf as authorized, to challenge successfully under the State Contract Clause any Impairment Action that substantially impairs or would substantially impair the value of the CRR Property or CRR Charges before the obligations protected by the State Pledge, including the Bonds, have been paid and performed in full, unless the action is a proper exercise of the State’s police power and the adjustment of the rights and responsibilities with respect to the Bonds is based upon reasonable conditions and is of a character appropriate to the public purpose justifying the action. The State’s invocation of a public purpose alone would not establish that exception. Because the State is a party to the contract, the court would require that the adjustment be reasonable and necessary to serve a significant and legitimate public purpose; the court would consider the State’s own contractual undertaking and would not afford complete deference to its assessment of necessity and reasonableness.

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3. Although there is an absence of judicial precedent directly on point, and assuming that a West Virginia Court would apply a takings analysis under Article III, § 9 of the West Virginia Constitution (the State Takings Clause), a reviewing West Virginia Court would hold that the State would be required to pay just compensation to the Bondholders if an Impairment Action: (a) constituted a permanent appropriation of a substantial property interest of the Bondholders in the CRR Property or denied all economically productive use of the CRR Property; (b) destroyed the CRR Property other than in response to emergency conditions; or (c) substantially impaired the value of the CRR Property or CRR Charges (other than as contemplated under the formula-based true-up mechanism authorized by the Securitization Law and the Financing Order) so as to unduly interfere with the reasonable expectations of the Bondholders arising from their investments in the Bonds. This opinion is subject to the procedural and valuation qualifications below. A decline in value or interference with expectations does not, standing alone, establish a compensable taking. Compensation would be for the protected interest taken or damaged, through the proper claimant or representative; it is not assured to equal the Bonds’ unpaid principal, interest or other obligations.

4. The Securitization Law was duly enacted by the West Virginia Legislature in accordance with all applicable laws of the State of West Virginia and is in full force and effect. It was enacted as Enrolled Committee Substitute for House Bill 3308, 2023 West Virginia Acts, chapter 293, effective February 28, 2023, and approved by the Governor March 11, 2023. The lawyers in this firm responsible for this representation are not aware, as of the date hereof, of any pending appeal or litigation challenging the validity of the Securitization Law.

5. On the grounds and within the scope discussed under “Validity of the statutory framework” below, a West Virginia Court should sustain the constitutional validity of the Securitization Law as it relates to the Bonds and the Transaction.

6. Under the present West Virginia Constitution, voters do not possess a general statewide power to initiate legislation or constitutional amendments, or to repeal legislation by citizen-initiated referendum. Thus, voters acting solely through such a direct initiative or referendum could not implement an Impairment Action. This conclusion does not foreclose the legislative amendment and constitutional amendment or convention processes discussed below.

7. A West Virginia Court has authority, in a properly brought proceeding, to grant preliminary relief against implementation or enforcement of an Impairment Action, and permanent injunctive relief after a determination of unconstitutionality. Relief depends on the applicable equitable standards, proof, standing, proper parties and procedural requirements; neither a constitutional allegation nor a favorable merits determination automatically entitles a Bondholder to an injunction. We do not opine that relief necessarily would be granted in an unspecified future case.

Contract Clause analysis

The State Contract Clause prohibits legislative impairment of contractual obligations. Shell v. Metropolitan Life Insurance Co., 181 W. Va. 16, 380 S.E.2d 183 (1989), syllabus point 1 states that in construing Article III, § 4 the Supreme Court of Appeals has generally accepted the United States Supreme Court’s interpretation of the similar provision of the United States Constitution, and syllabus point 4 examines substantial impairment, a significant and legitimate public purpose, and the reasonableness and appropriateness of the adjustment. State ex rel. West Virginia Regional Jail & Correctional Facility Authority v. West Virginia Investment Management Board, 203 W. Va. 413, 508 S.E.2d 130 (1998), applies that framework and recognizes that statutory language and circumstances may establish contractual rights.

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Here, the express pledge and agreement with identified financing beneficiaries, its defined duration, and the authorization to include it in bond documentation distinguish the State Pledge from a regulatory policy that may ordinarily be changed. Issuance in reliance on that undertaking supports its contractual character. The State’s inclusion and reservation of the true-up mechanism without caps further indicates the contractual nature of the State obligation to ensure timely payment. It further defines the undertaking rather than defeating it. The undertaking also must be read with the statutory protection of the final financing order and existing property rights.

United States Trust Co. of New York v. New Jersey, 431 U.S. 1, 25–32 (1977), provides a close federal analogy involving repeal of a statutory covenant protecting bond security. Its treatment of the State’s own contractual obligations supports examining reasonable alternatives and necessity without complete deference to the State’s financial self-interest. We consider that reasoning persuasive under Shell. A statutory breach need not already have caused a missed bond payment to constitute substantial impairment, although not every adverse change is substantial.

City of Charleston v. Public Service Commission, 57 F.3d 385 (4th Cir. 1995), illustrates the latter limitation. The Fourth Circuit reversed the federal district court’s judgment for the cities and remanded because the changes at issue did not substantially impair contractual rights. Its fact-specific result does not establish that all changes to charge collection remedies are permissible or that bond default is a necessary element of substantial impairment.

The Commission cannot avoid constitutional restrictions merely because the State acts through delegated legislative authority. Under West Virginia law, the Commission exercises legislative power delegated to it by the Legislature, and its fixing and alteration of utility rates and charges is an exercise of that delegated legislative power. See W. Va. Code § 24-1-1(b); Randall Gas Co. v. Star Glass Co., 78 W. Va. 252, 255–56, 88 S.E. 840 (1916) (“[I]n the prescription or alteration of rates, [the Commission’s] powers are the same in character as those of the Legislature itself.”). Opinion 2 therefore expressly reaches Commission action, including an attempted rescission or amendment of the Financing Order or other Impairment Action. A nonlegislative administrative violation may instead require a statutory or other claim; this letter does not classify every conceivable Commission act as legislation.

Takings analysis and compensation

The State Takings Clause protects property taken or damaged for public use. The statute’s recognition of existing property rights, transferability and security interests supports identifying specific CRR Property and secured interests, rather than only an unsecured expectation of future governmental conduct. The Issuer owns the transferred property; the Indenture Trustee holds the lien for the secured parties. The identity of the claimant, its interest, and the applicable enforcement provisions therefore matter.

Armstrong v. United States, 364 U.S. 40, 44–49 (1960), recognizes that destruction of liens may constitute a taking, and supplies an analogy for the protected secured interest. It does not decide the treatment of this statutory revenue stream. Verizon West Virginia, Inc. v. West Virginia Bureau of Employment Programs, 214 W. Va. 95, 586 S.E.2d 170 (2003), demonstrates the fact-sensitive nature of economic takings analysis and cautions against treating the fractured decision in Eastern Enterprises v. Apfel as a categorical rule.

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For regulatory interference, the relevant considerations include economic impact, interference with distinct investment-backed expectations and the character of governmental action. See Penn Central Transportation Co. v. New York City, 438 U.S. 104, 124 (1978); Lingle v. Chevron U.S.A. Inc., 544 U.S. 528, 537–40 (2005). A legitimate public purpose alone does not dispose of the compensation inquiry. Conversely, interference with expectations alone does not establish liability. The categorical loss-of-all-use doctrine developed in Lucas v. South Carolina Coastal Council, 505 U.S. 1003 (1992), arose in the context of land, and Lucas suggested that owners of personal property may have reduced expectations because of the State’s traditionally high degree of control over commercial dealings. Those considerations do not, in our view, undermine clause (a) of Opinion 3. The State Takings Clause protects property “taken or damaged,” West Virginia Lottery v. A-1 Amusement, Inc., discussed below, confirms that it reaches personal property, and the Securitization Law makes the CRR Property an existing, present property right. See W. Va. Code § 24-2-4h(f)(4). Most significantly, the State Pledge creates expectations that the State would not take action that impairs the economic value of the CRR Property. An action that denied all economically productive use of the CRR Property therefore would require just compensation, whether analyzed under a categorical rule or under the multifactor analysis.

West Virginia Lottery v. A-1 Amusement, Inc., 240 W. Va. 89, 807 S.E.2d 760 (2017), recognizes the availability of an inverse-condemnation procedure for an alleged taking of personal property without deciding that the challenged regulation effected a taking. It identifies a complaint in circuit court seeking mandamus to compel condemnation proceedings as the appropriate procedure; Rule 71B of the West Virginia Rules of Civil Procedure governs that procedure. Article VI, § 35 does not bar such a claim. The Supreme Court of Appeals has treated the constitutional guarantee of just compensation as of equal dignity with the State’s immunity from suit, and has held that a property owner may proceed against the responsible State agency by mandamus to compel the institution of condemnation proceedings, in which the measure of recovery is just compensation for the property taken, without implicating sovereign immunity. See A-1 Amusement, 240 W. Va. 89, 807 S.E.2d 760. Accordingly, if an Impairment Action constituted a taking or damaging of the CRR Property or protected interests therein, the courts of West Virginia would be open to a claim to compel the State to institute proceedings to determine and award just compensation.

The State Pledge is contractual, and a court might analyze a particular interference as a contract impairment rather than a taking. No conclusion is expressed on the amount or timing of compensation, the priority or allocation of an award, or whether it would satisfy all Bond obligations. An impairment claim and a compensation claim involve distinct standards and remedies. The emergency qualification in Opinion 3 is limited to a legally applicable justification; an assertion of emergency does not itself defeat compensation.

Validity of the statutory framework

The 2023 enrolled enactment and legislative history, rather than the 2012 legislation governing the earlier securitization, supply the enactment basis. The recorded history reflects readings in both houses, passage, the votes for immediate effectiveness, and gubernatorial approval. The Act’s provisions relate to the expressed object of Commission authority. Articles VI, §§ 29–31 and VII, § 14 govern the relevant enactment requirements. The section’s continued appearance in the current official Code is consistent with its continuing effectiveness. Subsection (w) expressly preserves the earlier bonds and property issued under § 24-2-4f; it does not convert the present transaction into a 2012-law transaction.

Legislative enactments receive a presumption of constitutionality. See State ex rel. Appalachian Power Co. v. Gainer, 149 W. Va. 740, 143 S.E.2d 351 (1965), syllabus point 1. The legislative findings identify customer savings and rate mitigation as the public purposes. The statutory eligibility standards, required Commission findings, notice and hearing provisions, and formula-based adjustments provide adequate standards to guide the Commission’s exercise of its delegated authority, and, together with the March 31 order’s record of the evidentiary hearing and opportunity to be heard and its customer savings and statutory compliance findings, support the statute against due process, nondelegation and impairment objections.

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The distinction between private bond obligations and public debt is material under Article X, §§ 4 and 6. The financing uses private issuer obligations and customer charge collections, rather than State borrowing, a State payment guarantee or a pledge of State credit. Section 24-2-4h(q) expressly preserves that distinction. A constitutional duty to compensate for a later taking is analytically different from guaranteeing the Bonds. This discussion does not constitute an opinion on the validity of every tax exemption or every future governmental payment mechanism.

Our conclusions address the statutory financing framework and the transaction described, with its notice, hearing, cost eligibility and customer savings protections, and not other aspects of Commission activities.

Voter action and equitable remedies

Article VI, § 1 vests legislative power in the Legislature. Article XIV, § 2 nevertheless permits the Legislature to propose a constitutional amendment, with approval by two-thirds of the members elected to each house and ratification by a majority of voters voting on the question after the prescribed publication and submission process. Article XIV, § 1 provides a convention route. Opinion 6 concerns the absence of a citizen-initiated statewide process, not an inability to amend the Constitution. It does not address the federal constitutional validity of a future state constitutional amendment.

In Justice v. West Virginia AFL-CIO, No. 21-0559, slip op. at 10–12 & n.20 (W. Va. Nov. 22, 2021), the Supreme Court of Appeals retained the discretionary approach of State v. Baker, 112 W. Va. 263, 164 S.E. 154 (1932), with consideration of the four factors stated in Jefferson County Board of Education v. Jefferson County Education Association, 183 W. Va. 15, 393 S.E.2d 653, 662 (1990). Those factors address threatened irreparable harm, harm from an injunction, likely success and public interest. The court expressly declined at that time to adopt the Fourth Circuit’s stricter standard as a syllabus point. West Virginia courts therefore weigh these factors flexibly rather than requiring that each be independently satisfied. In a challenge to an Impairment Action, those factors would include the Bondholders’ likelihood of success under the State Contract Clause, as addressed in Opinion 2; the unavailability under Article VI, § 35 of a money judgment against the State for an impairment of the State Pledge, as distinct from just compensation for a taking discussed under “Takings analysis and compensation”; and the public interest in holding the State to its own contractual undertakings, which is not served by implementing an unconstitutional enactment. West Virginia Rule of Civil Procedure 65 also governs notice, security and the form and reach of injunctive orders.

Permanent relief likewise requires a basis for equitable relief beyond a finding of unconstitutionality. See Perdue v. Ferguson, 177 W. Va. 44, 350 S.E.2d 555, 560 (1986). A claimant must establish the relevant injury and inadequacy of legal remedies and satisfy the applicable procedural requirements. Any no-action, representative-enforcement or other relevant Indenture provisions must be considered with the claimant’s asserted independent rights.

Our remedial opinion is confined to a competent West Virginia state court. A federal court’s authority to order State officials to comply with state law is restricted by Pennhurst State School & Hospital v. Halderman, 465 U.S. 89, 106 (1984). Accordingly, a claim for relief against the State or its officers based on the West Virginia Constitution should be brought in a West Virginia Court, where the relief described in Opinion 7 is available. Claims under the United States Constitution are addressed in the opinion of Sidley Austin LLP of even date herewith, as to which we express no opinion.

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Qualifications and reliance

These are reasoned legal opinions, not guarantees of the result in litigation. We are not aware of any reported controlling judicial precedent directly on point, and we are not aware of any reported West Virginia decision addressing the State Contract Clause or the State Takings Clause in the context of a similar utility securitization or in a situation analogous to an amendment or repeal of the Securitization Law. Issues relating to the State Contract Clause and the State Takings Clause are typically analyzed on a case-by-case basis, and the courts’ determinations, in most cases, are strongly influenced by the facts and circumstances of the particular case.Future decisions will depend on the action taken, the property and contractual interests affected, the proof, the proper forum and parties, and the remedies sought. The degree of impairment necessary to meet the standards for relief under the State Contract Clause or the State Takings Clause could be substantially in excess of what a Bondholder would consider material. Litigation, appeals and stays may delay relief and adversely affect Bond value, liquidity or timely payment.

Except as expressly stated, we express no opinion on federal constitutional, securities or bankruptcy law, tax law, the law of any other jurisdiction, the enforceability of the Transaction Documents, or creation, perfection or priority of liens. Nothing herein determines the result of a challenge to an unreviewed future order, statute or constitutional amendment. The opinions speak only as of their date; we undertake no obligation to update them for later facts or changes in law.

In rendering Opinion 4 and the related discussion of enactment, we have relied, without independent verification, upon the official enrolled bill, journals and other legislative records published by the West Virginia Legislature and the Secretary of State, and upon the official Code as published, and we have assumed that such records are accurate and complete. We express no opinion as to any action, inaction or determination of the Commission other than the Financing Order, including any future issuance advice letter, true-up or other proceeding, except as expressly stated.

We express no opinion as to the accuracy, completeness or fairness of the Registration Statement, the prospectus or any other offering material, other than that the statements in the preliminary prospectus and the final prospectus under the caption “Constitutional Matters,” insofar as they purport to summarize these opinions, fairly summarize them in all material respects, and we have not participated in any due diligence review for that purpose. We express no opinion regarding the creditworthiness of the Issuer, APCo or WPCo, the sufficiency of the CRR Charges to pay the Bonds, the ratings of the Bonds or the merits of an investment in the Bonds. Our opinions address only the Bonds and the CRR Property, and not the bonds of WPCo’s issuer or the property securing them, notwithstanding the coordinated collection, servicing and intercreditor arrangements.

The opinions expressed in this letter are limited to the Constitution and laws of the State of West Virginia as in effect on the date hereof. Each opinion that a West Virginia Court “would” or “should” reach a conclusion represents our professional judgment as to the reasoned result in a properly presented and argued case, based on the authorities discussed, and is not a guarantee. A court could reach a different conclusion, and our opinions would not be binding on any court, the Legislature or the Commission.

This letter is furnished to the addressees on Schedule I for their use in connection with the issuance of the Bonds. No other person may rely on it without our written consent, except that Sidley Austin LLP may rely on this letter, as if addressed to it, solely for purposes of rendering its opinion of even date herewith regarding federal constitutional matters relating to the Bonds. Subject to the following express consent, it may not be quoted or used for another transaction without our written consent. Copies may be provided to an addressee’s professional advisers and as required by law or regulatory process, without conferring reliance rights on recipients. Furthermore, a copy of this opinion letter may be posted by or at the direction of APCo or the Issuer to an internet website required under Rule 17g-5 promulgated under the Securities Exchange Act of 1934, as amended, and maintained in connection with the ratings on the Bonds solely for the purpose of compliance with such rule or undertakings pursuant thereto made by APCo or the Issuer, such permission to post a copy of this letter to such website shall not be construed to entitle any person, including any credit rating agency, who is not an addressee hereof to rely on this opinion letter.

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We consent to filing this letter as an exhibit to the Registration Statement or an applicable subsequent filing relating to the Bonds and to the references to this firm and summaries of these opinions under “Constitutional Matters” in the preliminary prospectus and the final prospectus. Such filing and references do not expand the opinions or confer reliance rights beyond those expressly stated. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations thereunder.

Very truly yours,

STEPTOE & JOHNSON PLLC

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Schedule I

Addressees to be confirmed against closing instructions

Appalachian Power Company

Appalachian Consumer Rate Relief Funding II LLC

U.S. Bank Trust Company, National Association, as Indenture Trustee

U.S. Bank National Association, as Securities Intermediary

Moody’s Investors Service, Inc.

7 World Trade Center at

250 Greenwich Street, 24th Floor

New York, New York 10007

Standard & Poor’s Ratings Group, Inc.

55 Water Street, 40th Floor

New York, New York 10041

Each of the following, for itself and as representative of the several underwriters under the applicable Underwriting Agreement:

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Schedule II

1. Final executed Sale Agreement and bill of sale; Servicing Agreement with confirmed APCo and WPCo capacities; Administration Agreement; Indenture, Appendix A and series supplement; applicable CRR Property and receivables intercreditor agreements; Issuer limited liability company agreement; and underwriting agreement. Insert dates, parties, final series and principal amount.

2. March 31, 2026 financing order in Case No. 25-0310-E-PC, including appendices; July 21, 2026 order in Case Nos. 26-0469-E-ENEC and 25-0310-E-PC; any other orders of the Commission relating to the Financing Order issued on or before the date hereof; final issuance advice letter, Commission action or expiration of applicable disapproval period, and effective tariff materials.

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3. Initial SF-1 dated September 24, 2026. effective Registration Statement, amendments and final prospectus, with completed file numbers and filing dates.

4. Certificates establishing the factual closing premises, ownership transfer and pledge, and identification of any proceedings, rehearing requests, appeals, stays or modifications.